SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number: 0-26958
                                                                         -------
(Check one)

|X| Form 10-K and Form 10-KSB | | Form 11-K | | Form 20-F | |
Form 10-Q and Form 10-QSB | | Form N-SAR

     For the period ended September 30, 1997

| | Transition Report on Form 10-K and Form 10-KSB
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q and Form 10-QSB
| | Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
__________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Rick's Cabaret International, Inc.

Former name if applicable:

Address of principal
executive office:                   3113 Bering Drive

City, State and Zip Code:           Houston, Texas 77057

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor were not completed and made available to the Registrant in time for the annual report to be filed in a timely manner.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Robert L. Watters            (713)               785-0444
         -----------------          -----------------------------------
              (Name)                (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or fir such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              |X| YES | | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              |X| YES | | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EXPLANATION: The Company anticipates that its results of operations for the fiscal year ended September 30, 1997 will reflect a loss before income taxes and cumulative effect of accounting change of approximately $1,230,000 compared to a loss of $938,614 for the fiscal year ended September 30, 1996. The Company expects a net loss for the fiscal year ended September 30, 1997 of approximately $1,290,000 compared with a net loss for the fiscal year ended September 30, 1996 of $708,614. The loss results primarily from an increase in salary expense commensurate with expansion, an increase in advertising and operating expenses due to the opening of its new location in New Orleans, Louisiana, and an increase in general and administrative expenses incurred in seeking new opportunities for expansion.


Exhibits
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1.1      Letter from Independent Accountant

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     December 29, 1997          By /s/ ROBERT L. WATTERS
                                       ------------------------
                                           Robert L. Watters
                                           Chairman of the Board,
                                           Chief Executive Officer
                                           and Chief Accounting Officer